September 30, 2016
File No.: 1-37413

VIA EDGAR Office of Healthcare and Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-9303
Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant,
Lisa Vanjoske, Assistant Chief Accountant and
Vanessa Robertson, Senior Staff Accountant

Dear Mr. Rosenberg, Ms. Vanjoske and Ms. Robertson:

Re:	Concordia International Corp. (formerly Concordia Healthcare Corp.)
United States Securities and Exchange Commission (the “SEC”) Comment Letter Dated September 22, 2016
On behalf of Concordia International Corp. (formerly Concordia Healthcare Corp.) (“Concordia” or the “Company”), set forth below is the response of the Company to the inquiry made by the SEC in the second comment letter of the SEC dated September 22, 2016 (the “Second Comment Letter”). For ease of reference, we have repeated the request set out in the Second Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Second Comment Letter.

Exhibit 99.6
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 22. Segmented Reporting, page 51

Comment:

1.     With regard to your response to comment two tell us why you do not believe disclosing revenue for branded products separate from generic products and disclosing revenue by therapeutic area is required by paragraph 32 of IFRS 8.

Response:

Securities and Exchange Commission
September 30, 2016

The Company’s management and specifically its chief operating decision maker manage the business by evaluating the business results of each of its segments being Concordia International, Concordia North America and Orphan Drugs segments. Revenues for each of these segments has been disclosed in accordance with IFRS 8 – Operating Segments. As a result of the similar economic characteristics of the products sold within each of the segments, management does not currently evaluate the business by further categorizing product revenues across these three segments by similar profiles, such as branded or generic products or by therapeutic area. The disclosure contemplated by paragraph 32 of IFRS 8 has not been provided by the Company on the basis that management has used the aggregation criteria outlined in paragraph 12 to assess the appropriateness of effectively combining all product sales in each segment based on this aggregation criteria.

Notwithstanding the above, an assessment of the categorization of products with similar characteristics will continue to be performed and to the extent it is no longer appropriate to aggregate, disclosure will be provided for the Company’s products by category disclosure in segmental reporting. In future filings, management expects to include additional disclosure with respect to product revenues by category. The Company respectfully submits that the segment disclosure included in its consolidated financial statements has met the requirements of IFRS 8 – Operating Segments in all material respects.

Thank you in advance for you attention to this matter. We trust the foregoing responses are satisfactory. Should you have any further questions with respect to the foregoing, the Company would welcome further discussions.

Yours truly,

/s/ Edward Borkowski

Edward Borkowski

cc:	Mark Thompson, Concordia International Corp.
Francesco Tallarico, Concordia International Corp.
Rochelle Fuhrmann, Audit Committee Chair, Concordia International Corp.
Ross Sinclair, PricewaterhouseCoopers LLP